PRIMERO MINING CORP.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 2012
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

Table of contents

Condensed consolidated interim statements of operations and comprehensive income	1

Condensed consolidated interim balance sheets	2

Condensed consolidated interim statements of shareholders’ equity	3

Condensed consolidated interim statements of cash flows	4

Notes to the condensed consolidated interim financial statements	5-26

PRIMERO MINING CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND
COMPREHENSIVE INCOME

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2012 and 2011
(In thousands of United States dollars, except for share and per share amounts)
(Unaudited)
		Three months ended		Nine months ended
		September 30,		September 30,
		2012	2011	2012	2011
	Notes		(Restated)		(Restated)
		$	$	$	$
			(Note 2)		(Note 2)

Revenue	5	38,277	46,079	139,342	120,897

Operating expenses		(19,021)	(16,987)	(56,167)	(49,020)
Depreciation and depletion	7	(6,169)	(6,922)	(21,257)	(20,072)
Total cost of sales		(25,190)	(23,909)	(77,424)	(69,092)

Income from mine operations		13,087	22,170	61,918	51,805
General and administrative expenses		(9,407)	(4,454)	(18,939)	(13,806)

Income from operations		3,680	17,716	42,979	37,999
Other income (expense)		(282)	18,721	(713)	18,535
Foreign exchange gain		98	1,247	302	4,634
Finance income		188	856	1,020	4,002
Finance expense	8	(279)	(2,125)	(2,118)	(8,976)
Gain (loss) on derivative contracts	12 (i)	721	(2,283)	524	(385)

Income before income taxes		4,126	34,132	41,994	55,809

Income taxes (expense) recovery	6	7,460	(17,641)	6,314	(37,382)

Net income for the period		11,586	16,491	48,308	18,427

Other comprehensive income
Exchange differences on translation of foreign operations		91	(771)	189	(1,482)
Total comprehensive income for the period		11,677	15,720	48,497	16,945

Basic income per share		0.12	0.19	0.54	0.21
Diluted income per share		0.12	0.19	0.54	0.21

Weighted average number of common shares outstanding
Basic	9 (a)	93,203,449	88,249,831	89,709,072	87,980,377
Diluted	9 (a)	93,365,106	88,333,119	89,764,808	88,212,457

See accompanying notes to the condensed consolidated interim financial statements.	1

PRIMERO MINING CORP.
CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS
(In thousands of United States dollars)
(Unaudited)
		September 30,	December 31,
		2012	2011
	Notes		(Restated)
		$	$
			(Note 2)
Assets
Current assets
Cash		133,130	80,761
Trade and other receivables		2,985	5,526
Taxes receivable		8,354	20,969
Prepaid expenses		6,622	5,570
Inventories		9,238	9,463
Derivative asset	12(i)	1,022	203
Total current assets		161,351	122,492

Non-current assets
Mining interests	7	488,435	486,424
Deferred tax asset	6 (b)	12,283	343
Total assets		662,069	609,259

Liabilities
Current liabilities
Trade and other payables		21,157	24,907
Taxes payable		7,553	4,213
Current portion of long-term debt	8	5,000	40,000
Total current liabilities		33,710	69,120

Non-current liabilities
Decommissioning liability		9,917	9,373
Long-term debt	8	40,000	40,000
Other long-term liabilities	9 (e)	10,759	2,926
Total liabilities		94,386	121,419

Equity
Share capital	9 (b)	453,250	423,250
Warrant reserve	9 (d)	34,237	34,237
Share-based payment reserve	9 (c)	15,991	14,645
Foreign currency translation reserve		(1,261)	(1,450)
Retained earnings		65,466	17,158
Total equity		567,683	487,840
Total liabilities and equity		662,069	609,259

Commitments and contingencies (Note 14)

See accompanying notes to the condensed consolidated interim financial statements.	2

PRIMERO MINING CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(In thousands of United States dollars, except for number of common shares)
						Foreign
					Share-based	currency	Retained
		Share capital		Warrants	payment	translation	Earnings/
	Notes	Shares	Amount	reserve	reserve	reserve	(Deficit)	Total Equity
			$	$	$	$	$	$

Balance, January 1, 2011		87,739,005	420,994	35,396	8,751	138	(35,233)	430,046
Shares issued for
Exercise of warrants	9 (d)	492,076	2,127	(1,159)	-	-	-	968
Exercise of stock options	9 (c)	18,750	87		(34)			53
Foreign currency translation		-	-	-	-	(1,482)	-	(1,482)
Share-based payment	9 (c)	-	-	-	5,002	-	-	5,002
Net income		-	-	-	-	-	31,069	31,069
Balance, September 30, 2011 (as previously reported)	2	88,249,831	423,208	34,237	13,719	(1,344)	(4,164)	465,656
Impact of restatement	2	-	-	-	-	-	(9,895)	(9,895)
Balance, September 30, 2011 (as restated)	2	88,249,831	423,208	34,237	13,719	(1,344)	(14,059)	455,761
Shares issued for Exercise of stock options	9 (c)	10,000	42	-	(16)	-	-	26
Foreign currency translation		-	-	-	-	(106)	-	(106)
Share-based payment	9 (c)	-	-	-	942	-	-	942
Net Income		-	-	-	-	-	36,760	36,760
Balance, December 31, 2011 (as previously reported)	2	88,259,831	423,250	34,237	14,645	(1,450)	32,596	503,278
Impact of restatement	2	-	-	-	-	-	(15,438)	(15,438)
Balance, December 31, 2011 (as restated)	2	88,259,831	423,250	34,237	14,645	(1,450)	17,158	487,840
Shares issued for Conversion of Debt	8 (i)	8,422,460	30,000	-	-	-	-	30,000
Foreign currency translation		-	-	-	-	189	-	189
Share-based payment	9 (c)	-	-	-	1,346	-	-	1,346
Net income		-	-	-	-	-	48,308	48,308
Balance, September 30, 2012		96,682,291	453,250	34,237	15,991	(1,261)	65,466	567,683

Total comprehensive income was $11,677 and $48,497 for the three and nine months ended September 30, 2012 (September 30, 2011 - income of $15,720 and $16,945)

See accompanying notes to the condensed consolidated interim financial statements.	3

PRIMERO MINING CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011
(In thousands Of United States dollars)
(Unaudited)
		Three months ended		Nine months ended
		September 30,		September 30,
	Notes	2012	2011	2012	2011
		$	$	$	$

Operating activities
Income before taxes		4,126	34,132	41,994	55,809
Adjustments for:
Depreciation and depletion	7	6,169	6,922	21,257	20,072
Changes to decomissioning liability		-	(2)	-	768
Share-based payments	9 ( c), ( e)	7,008	1,518	9,722	6,158
Cash paid for derivative contracts (net of sales proceeds)	12 (i)	(295)	(2,759)	(295)	(3,725)
Unrealized (gain) loss on derivative asset	12 (i)	(2,138)	1,543	(3,807)	(328)
Realized loss on derivative asset	12 (i)	1,417	737	3,282	348
Assets written off		87	-	414	-
Unrealized foreign exchange gain		(556)	(53)	(892)	(310)
Taxes paid		(461)	(3,266)	(1,532)	(21,583)
Other adjustments
Finance income (disclosed in investing activities)		(188)	(856)	(1,020)	(4,002)
Finance expense including capitalized borrowing costs (disclosed in financing activities)		1,003	2,854	3,254	10,322
		16,172	40,770	72,377	63,529

Changes in non-cash working capital	10	497	78,063	14,300	74,648
Cash provided by operating activities		16,669	118,833	86,677	138,177

Investing activities
Expenditures on exploration and evaluation assets	7	(6,951)	(2,790)	(20,742)	(6,910)
Expenditures on mining interests	7	(981)	(4,025)	(3,047)	(14,020)
Interest received		188	2,487	1,020	2,686
Cash used in investing activities		(7,744)	(4,328)	(22,769)	(18,244)

Financing activities
Repayment of debt	8 (ii) (iii)	-	(70,000)	(5,000)	(70,000)
Proceeds on exercise of warrants and options	9 ( c), (d)	-	-	-	1,021
Interest paid	8 (ii) (iii)	(1,908)	(121)	(6,314)	(1,052)
Cash used in financing activites		(1,908)	(70,121)	(11,314)	(70,031)

Effect of foreign exchange rate changes on cash		380	(786)	(225)	(973)

Increase in cash		7,397	43,598	52,369	48,929
Cash, beginning of period		125,733	63,629	80,761	58,298
Cash, end of period		133,130	107,227	133,130	107,227

Supplemental cash flow information (Note 10)

See accompanying notes to the condensed consolidated interim financial statements.	4

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30 2012
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

1.	Nature of operations

Primero Mining Corp. (“Primero” or the “Company”) was incorporated in Canada on November 26, 2007 under the Business Corporations Act (British Columbia). The Company’s registered office is Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia B.C. Primero is a publicly traded company, listed on both the Toronto and New York Stock Exchanges; Primero has no parent company.

Primero is a Canadian-based precious metals producer with mining operations in Mexico. The Company is focused on building a portfolio of high-quality, low-cost precious metals assets in the Americas through acquiring, exploring, developing and operating mineral resource properties. Primero currently has one reportable operating segment.

2.	Restatement and significant accounting policies

Restatement

In the third quarter 2012, it was identified that during the transition to IFRS, the Company had not taken into account a methodology difference between Canadian GAAP and IFRS with respect to translation of deferred tax assets and liabilities denominated in a currency other than the Company’s functional currency (the US dollar). The following comparative financial statements have been restated to give effect to the IFRS guidance with the following impacts:

For the three months ended September 30, 2011

	As previously reported	Adjustment	As restated
Deferred tax recovery (expense)	22,317	(18,575)	3,742
Net income	35,066	(18,575)	16,491
Earnings per share – basic & diluted	$0.40	($0.21)	$0.19

For the nine months ended September 30, 2011

	As previously reported	Adjustment	As restated
Deferred tax recovery (expense)	(2,264)	(12,642)	(14,906)
Net income	31,069	(12,642)	18,427
Earnings per share – basic & diluted	$0.35	($0.14)	$0.21

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30 2012
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

As at the year-ended December 31, 2011

	As previously reported	Adjustment	As restated
Deferred tax asset	15,781	(15,438)	343
Total assets	624,697	(15,438)	609,259
Retained earnings (including net income impact for same period)	32,596	(15,438)	17,158
Total equity	503,278	(15,438)	487,840
Total equity and liabilities	624,697	(15,438)	609,259

The financial statements of the Company for the three months ended March 31, 2012 and 2011 and for the three and six months ended June 30, 2012 and 2011 were also impacted by this methodology difference. The impact on these financial statements was as follows:

As at and for the three months ended March 31, 2012

	As previously reported	Adjustment	As restated
Deferred tax asset	22,346	(3,874)	18,472
Total assets	640,084	(3,874)	636,210
Deferred tax recovery (expense)	3,798	11,565	15,363
Retained earnings (including net income impact for same period)	51,174	(3,874)	47,300
Total equity	522,741	(3,874)	518,867
Total equity and liabilities	640,084	(3,874)	636,210
Net income	18,578	11,565	30,143
Earnings per share - basic	$0.21	$0.13	$0.34
Earnings per share – diluted	$0.19	$0.12	$0.31

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30 2012
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

For the three months ended March 31, 2011

	As previously reported	Adjustment	As restated
Deferred tax recovery (expense)	1,229	4,962	6,191
Net income (loss)	(7,895)	4,962	(2,933)
Earnings (loss) per share - basic & diluted	($0.09)	$0.06	($0.03)

As at and for the three and six months ended June 30, 2012

	Three months ended June 30, 2012			Six months ended June 30, 2012
	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated
Deferred tax asset	14,055	(12,299)	1,756	14,055	(12,299)	1,756
Total assets	653,218	(12,299)	640,919	653,218	(12,299)	640,919
Deferred tax recovery (expense)	(8,070)	(8,426)	(16,496)	(4,272)	3,139	(1,133)
Retained earnings (including net income impact for same period)	66,179	(12,299)	53,880	66,179	(12,299)	53,880
Total equity	538,147	(12,299)	525,848	538,147	(12,299)	525,848
Total equity & liabilities	653,218	(12,299)	640,919	653,218	(12,299)	640,919
Net income	15,005	(8,426)	6,579	33,583	3,139	36,722
Earnings per share - basic	$0.17	($0.10)	$0.07	$0.38	$0.04	$0.42
Earnings per share - diluted	$0.16	($0.09)	$0.07	$0.35	$0.03	$0.38

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30 2012
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

For the three and six months ended June 30, 2011

	Three months ended June 30, 2011			Six months ended June 30, 2011
	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated
Deferred tax recovery (expense)	(25,810)	970	(24,840)	(24,581)	5,933	(18,648)
Net income	3,897	970	4,867	(3,997)	5,933	1,936
Earnings per share – basic & diluted	$0.04	$0.02	$0.06	($0.05)	$0.07	$0.02

None of the adjustments presented above affects cash taxes payable/receivable or the Company’s consolidated statement of cash flows.

Interim Financial Statements

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”, as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies the Company expects to adopt in its consolidated financial statements for the year ending December 31, 2012 based on current standards. The accounting policies followed in these condensed consolidated interim financial statements are the same as those applied in the Company’s consolidated financial statements for the year ended December 31, 2011, and its condensed consolidated interim financial statements for the three months ended March 31, 2012 and for the three and six months ended June 30, 2012.

These condensed consolidated interim financial statements do not include all the necessary annual disclosures in accordance with IFRS. These condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated annual financial statements for the year ended December 31, 2011.

These condensed consolidated interim financial statements have been prepared on a historical cost basis, other than the derivative asset, which is accounted for as fair value through profit and loss.

The preparation of the condensed consolidated interim financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, and liabilities at the date of the condensed consolidated interim financial statements. If in future such estimates and assumptions, which are based on management’s best judgment at the date of the condensed consolidated interim financial statements, deviate from actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change.

In the opinion of management, all adjustments necessary to present fairly the financial position of the Company as at September 30, 2012 and the results of its operations and cash flows for the three and nine months then ended have been made. The interim results are not necessarily indicative of results for a full year.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30 2012
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

(a)	Basis of consolidation

These condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries from their respective dates of acquisition. All material intercompany transactions and balances, revenues and expenses have been eliminated. The Company’s significant subsidiaries are: Primero Empresa Minera, S.A. de C.V., which owns the San Dimas Mine, Silver Trading (Barbados) Limited and Primero Mining Luxembourg S.a.r.l.

(b)	Measurement uncertainties

Significant estimates used in the preparation of these financial statements include, but are not limited to:

(i)	asset carrying values and impairment charges;

(ii)	the economic recoverability of exploration expenditures incurred and the probability of future economic benefits from development expenditures incurred;

(iii)	the valuation of inventories;

(iv)	the recoverable tonnes of ore from the mine and the related depreciation and depletion of mining interests;

(v)

the proven and probable mineral reserves and resources, as well as mineral potential associated with the mining property, the expected economic life of the mining property, the future operating results and net cash flows from the mining property and the recoverability of the mining property;

(vi)	the expected costs of reclamation and closure cost obligations;

(vii)	the assumptions used in accounting for share-based payments;

(viii)	the provision for income and mining taxes including expected recovery and periods of reversals of timing differences and composition of deferred income tax assets and liabilities; and

(ix)	the fair values of assets and liabilities acquired in business combinations.

Significant judgments used in the preparation of these financial statements include, but are not limited to:

(i)	accounting and presentation relating to the agreement acquired upon the Company’s acquisition of the San Dimas Mine to sell silver to Silver Wheaton Caymans (Note 4);

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30 2012
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

(ii)	the componentization of buildings, plant and equipment, and the useful lives and related depreciation of these assets;

(iii)	the grouping of the San Dimas assets into a Cash Generating Unit (“CGU”) and the determination that the Company has just one CGU; and

(vi)	the functional currency of the entities within the consolidated group.

3.	Recent pronouncements issued

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact in the future on the Company:

IFRS 13 Fair Value Measurement (“IFRS 13”) was issued by the IASB in May 2011, and is effective for annual periods beginning on or after January 1, 2013, with early application permitted. IFRS 13 was issued to remedy the inconsistencies in the requirements for measuring fair value and for disclosing information about fair value measurement in various current IFRSs. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

IFRS 13 relates to how to measure fair value, not what should be measured at fair value. As at September 30, 2012, the only asset the Company recognized to which IFRS 13 would apply was the silver call option derivative asset which is measured at fair value.

The measurement of the derivative asset is based on observable inputs in the silver futures market using Level 1 inputs (quoted prices in active markets for items identical to the asset or liability being measured); the valuation methodology is in accordance with IFRS 13. Based on the financial instruments of the Company as at September 30, 2012, there will be no impact to the Company from the adoption of this standard.

In October 2011, the IASB issued IFRIC 20 - Stripping Costs in the Production Phase of a Mine(“IFRIC 20”). IFRIC 20 clarifies the requirements for accounting for the costs of stripping activities in the production phase of an open-pit mine when two benefits accrue: (i) usable ore that can be used to produce inventory and (ii) improved access to further quantities of material that will be mined in future periods. The IFRIC allows a company to determine a measure to allocate costs between inventory produced and the stripping activity asset; the IFRIC provides examples of measures.

IFRIC 20 is effective for annual periods beginning on or after January 1, 2013 with earlier adoption permitted and includes guidance on transition for pre-existing stripping assets. At present the Company has no open pit mining operations and as such is not impacted by this new standard. Should the Company own an open pit mine in the future it will apply the provisions of IFRIC 20 from initial recognition, and develop a policy for allocation of costs if relevant.

In June 2011, the IASB issued amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”). The amendments are effective for annual periods beginning on or after July 1, 2012, with early adoption permitted. The amendments to IAS 1 require companies preparing financial statements in accordance with IFRS to group together items within other comprehensive income (“OCI”) that may be reclassified to the profit or loss section of the Consolidated Statement of Operations. The amendments also reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statement or two consecutive statements.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30 2012
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

The only implication the amendments to IAS 1 has on the Company is with respect to the balances shown in OCI. At September 30, 2012, the Company only presented one amount in OCI; this related to the foreign exchange gains or losses recognized upon translation of the parent company results from its functional currency (CDN$) to the presentational currency (US$). This amount would be unlikely to be recycled through the Statement of Operations in future, as it relates to the parent company (and not a subsidiary which may be disposed of in future). The fact that this amount will not be recycled through the Statement of Operations will need to be disclosed in the notes to the financial statements as a result of this change to IAS 1.

As of January 1, 2015, Primero will be required to adopt IFRS 9, “Financial Instruments”, which is the result of the first phase of the IASB’s project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value.

As at September 30, 2012, the Company recognized and classified/measured the following financial instruments in accordance with IAS 39:

Financial instrument	Classification under IAS 39	Measurement basis under IAS 39

Cash	Loans and receivables	Amortized cost
Trade and other receivables	Loans and receivables	Amortized cost
Trade and other payables	Other financial liabilities	Amortized cost
Promissory note	Other financial liabilities	Amortized cost
Derivative asset	Fair value through profit or loss	Fair value

Under IFRS 9, each of these financial instruments will have to be classified as either, amortized cost or fair value. The Company would retain the same classifications as above, and based on an analysis of IFRS 9, there would be no change to the recognition of these financial instruments as a result of the adoption of IFRS 9.

There will likely be some disclosure differences for the Company as a result of the transition from IAS 39 to IFRS 9.

4.	Silver purchase agreement

On August 6, 2010, the Company obtained control of the San Dimas Mine, located in Mexico’s San Dimas district, on the border of Durango and Sinaloa states. This was achieved by acquiring 100% of the assets and liabilities of the operations from Desarrolos Mineros San Luis, S.A. de C.V. (“DMSL”), a subsidiary of Goldcorp Inc. (“Goldcorp”). The purchase was part of the Company’s strategy of building a portfolio of high-quality, low-cost precious metal assets.

In addition to the San Dimas Mine, the Company acquired all of the shares of Silver Trading (Barbados) Limited. (“Silver Trading”), which is party to a silver purchase agreement with Silver Wheaton and Silver Wheaton Caymans (“the silver purchase agreement”).

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30 2012
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

In 2004, the owner of the San Dimas Mine entered into an agreement to sell all the silver produced at the San Dimas Mine for a term of 25 years to Silver Wheaton Caymans in return for an upfront payment comprising cash and shares of Silver Wheaton Corp. and a per ounce payment of the lesser of $3.90 (adjusted for annual inflation), or the market price. This transaction was documented in two silver purchase agreements, the first one between Silver Trading and Silver Wheaton Caymans (the “External SPA”), and the second one between the owner of the San Dimas Mine and Silver Trading (the “Internal SPA”). The Company was required to assume these two agreements, with amendments, when it acquired the San Dimas Mine. The amendments provided that for each of the first four years after the acquisition date, the first 3.5 million ounces per annum of silver produced by the San Dimas Mine, plus 50% of the excess silver above this amount, must be sold to Silver Wheaton Caymans at the lesser of $4.04 per ounce (adjusted by 1% per year) and market prices. After four years, for the life of the mine, the first 6 million ounces per annum of silver produced by the San Dimas Mine, plus 50% of the excess silver above this amount, must be sold to Silver Wheaton Caymans at the lesser of $4.20 per ounce (adjusted by 1% per year) and market prices. All silver not sold to Silver Wheaton Caymans is available to be sold by the Company at market prices.

The expected cash flows associated with the sale of the silver to Silver Wheaton Caymans at a price lower than market price have been reflected in the fair value of the mining interest recorded upon acquisition of the San Dimas Mine. The Company has presented the value of any expected future cash flows from the sale of any future silver production to Silver Wheaton Caymans as part of the mining interest, as the Company did not receive any of the original upfront payment which was made by Silver Wheaton to acquire its interest in the silver production of the San Dimas Mine. Further, the Company does not believe that the agreement to sell to Silver Wheaton Caymans meets the definition of an onerous contract or other liability as the obligation to sell silver to Silver Wheaton Caymans only arises upon production of the silver (Note 2 (b)).

5.	Revenue

Revenue is comprised of the following sales:

	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
	$	$	$	$

Gold	28,150	32,783	106,793	89,913
Silver (Note 4)	10,127	13,296	32,549	30,984
	38,277	46,079	139,342	120,897

As described in Note 4, for the first four years post-acquisition of the San Dimas Mine, the Company is entitled to sell 50% of silver production above a 3.5 million ounce annual threshold at market prices. The contract year for the purposes of the threshold runs from August 6 of a year to August 5 of the next year. The threshold for 2012 was met in at the end of April; the Company sold 246,229 ounces and 716,229 ounces of silver, respectively, at market prices in the three and nine months ended September 30, 2012. The Company sold 251,159 ounces and 511,752 ounces of silver, respectively, at market prices during the three and nine months ended September 30, 2011.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30 2012
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

6.	Income taxes

(a)	The following table reconciles income taxes calculated at the statutory rate with the income tax expense presented in these financial statements:

	Three months ended		Nine months ended
		September 30	September 30
	2012	2011	2012	2011
		(Restated)		(Restated)
	$	$		$

Income before income taxes	4,126	34,132	41,994	55,809

Canadian federal and provincial income tax rate	25.00%	28.50%	25.00%	28.50%

Expected income tax expense	(1,031)	(9,728)	(10,498)	(15,906)

(Increase) decrease attributable to:
Effect of different foreign statutory rates on earnings of subsidiaries	(21)	(4,830)	(1,802)	(4,583)
Share-based payments	94	(502)	(407)	(1,724)
Amounts allowable for tax purposes	3,881	10,653	10,244	7,347
Impact of Mexican inflation on tax values	(1,588)	-	3,139	-
Impact of foreign exchange	1,243	11,701	1,270	15,751
Impact of foreign exchange on deferred income tax assets and liabilities	8,527	(18,575)	11,666	(12,642)
Withholding taxes on intercompany interest	(1,440)	(1,331)	(3,771)	(2,989)
Benefit of tax losses not recognized	(2,205)	(5,029)	(3,527)	(22,636)
Income tax expense	7,460	(17,641)	6,314	(37,382)

Income tax expense is represented by:
Current income tax expense	(369)	(21,383)	(382)	(22,476)
Deferred income (expense) recovery	7,829	3,742	6,696	(14,906)
Net income tax (expense) recovery	7,460	(17,641)	6,314	(37,382)

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30 2012
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

(b)	The significant components of the Company’s deferred tax asset are as follows:

	September 30,	December 31,
	2012	2011
		(Restated)
	$	$

Non-capital losses and other future
deductions	11,559	14,508
Mineral property, plant and equipment	(875)	(14,838)
Decommissioning liability	(2,078)	(2,078)
Other	3,677	2,751
Deferred income tax asset	12,283	343

On October 17, 2011 the Company’s Mexican subsidiary filed an an application for an advance pricing agreement (“APA”) with the Mexican tax authorities on the appropriate price for the intercompany sale of silver under the Internal SPA. As described in Note 4, upon the acquisition of the San Dimas Mine, the Company assumed the obligation to sell silver at below market prices according to a silver purchase agreement. Silver sales under the silver purchase agreement realize approximately $4 per ounce; however, the Company’s provision for income taxes until filing the APA was based on sales at market prices.

For the duration of the APA process, under Mexican tax law, the taxpayer can record its revenues and intercompany pricing under the terms that the taxpayer considers reasonable (given that they are compliant with applicable transfer pricing requirements). As such, the Company’s Mexican subsidiary has recorded revenues from sales of silver under the silver purchase agreement (and taxes thereon) at the contracted price of approximately $4 since the acquisition of the San Dimas Mine and in addition claimed a refund for the previous overpayment of taxes. During the three and nine months ended September 30, 2012 the Company received approximately $2 million and $22 million, respectively, as a full refund for this overpayment of taxes. The refund did not indicate that the APA had been successful. The recovery of taxes from August 6, 2010 to the date of filing was accounted for prospectively in the fourth quarter 2011 in accordance with IAS 8

Accounting Policies, Changes in Accounting Estimates and Errors.

On October 4, 2012, the Company received a positive ruling from the Mexican tax authorities on the APA filing. The ruling confirms that the Company's Mexican subsidiary appropriately records revenue and taxes from sales under the Internal SPA at realized prices rather than spot prices effective from August 6, 2010 (Note 15).

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30 2012
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

7.	Mining interests

Mining interests include mining and exploration properties and related plant and equipment:

	Mining	Exploration and		Plant,	Construction
	properties	evaluation	Land and	equipment	in	Computer
	and leases	assets	buildings	and vehicles	progress	equipment	Total
	$	$	$	$	$	$	$
Cost

At January 1, 2011	383,718	4,744	46,599	49,977	9,884	792	495,714
At December 31, 2011	416,465	-	50,562	53,416	2,408	1,637	524,488
At September 30, 2012	416,465	9,641	50,680	55,768	13,509	1,831	547,894

Depreciation
and depletion

At January 1, 2011	8,629	-	710	1,947	-	68	11,354
At December 31, 2011	26,364	-	2,871	8,408	-	421	38,064
At September 30, 2012	40,354	-	4,583	13,781	-	741	59,459

Carrying value

At January 1, 2011	375,089	4,744	45,889	48,030	9,884	724	484,360
At December 31, 2011	390,101	-	47,691	45,008	2,408	1,216	486,424
At September 30, 2012	376,111	9,641	46,097	41,987	13,509	1,090	488,435

All property acquired as part of the San Dimas Mine or since that point in time is pledged as security for the Company’s obligations under the silver purchase agreement, the convertible note and promissory note entered into upon the acquisition of the San Dimas Mine (Note 8).

Depreciation and depletion expense for the three and nine months ended September 30, 2012 was $6.3 million and $21.4 million respectively (2011 - $6.9 million and $20.1 million), of which $0.1 million and $0.1 million represent the change in the inventories balance in the three and nine months ended September 30, 2012 respectively (2011 - $nil and $nil). Borrowing costs of $0.7 million and $1.1 million were capitalized to mining interests during the three and nine months ended September 30, 2012 (2011 - $0.7 million and $1.3 million) at a weighted average borrowing rate of 4.90% (2011 – 4.37%) .

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30 2012
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

8.	Current and long-term debt

	September 30,	December 31,
	2012	2011
	$	$

Convertible debt (i)	-	30,000
Promissory note (ii)	45,000	50,000
	45,000	80,000
Less: Current portion of debt	(5,000)	(40,000)
Long-term debt	40,000	40,000

On August 6, 2010, in connection with the acquisition of the San Dimas Mine, the Company issued the following debt instruments:

(i)

A convertible promissory note (“the Note”) in the principal amount of $60 million with an annual interest rate of 3%, to DMSL, which DMSL immediately assigned to Goldcorp. The Note was repayable in cash by the Company at any time or could be converted, at any time up to the maturity date (being the “Initial Maturity Date” or “the Second Maturity Date”), by Goldcorp at a conversion price of Cdn$6.00 per share. In determining the number of common shares to be issued on conversion, per the Note, the principal amount will be translated into Canadian dollars by multiplying such amount by 1.05, which was the approximate exchange rate at the time of the acquisition.

On the first anniversary of the Note (“Initial Maturity Date”), the Note was repayable in cash or, at the option of Primero, in common shares at 90% of the volume weighted average trading price of the common shares for the five trading days ending immediately prior to the Initial Maturity Date (the “Maturity Conversion Price”). If on the Initial Maturity Date, Primero served notice to convert (“Debtor Conversion Notice”), Goldcorp had the right to extend the maturity date until the second anniversary of the Note (the “Second Maturity Date”). On July 20, 2011, Primero served notice to Goldcorp to convert the Note into common shares of the Company and on August 4, 2011, Goldcorp elected to extend the maturity date of the Note until the Second Maturity Date, which gave the Company the right to (1) pay the principal amount in cash immediately or (2) convert the debt to shares on the Second Maturity Date at a price equal to the greater of a) the Maturity Conversion Price (which was Cdn$3.74) and b) 90% of the volume weighted average trading price of the common shares for the five trading days ending immediately prior to the Second Maturity Date.

On October 19, 2011, the Company repaid $30 million of the Note plus $1.1 million of accrued interest in cash.

On July 24, 2012, the Company’s board of directors resolved to repay the remaining $30 million Note on its maturity date of August 6, 2012, in common shares. The conversion price was Cdn$3.74, being the greater of the Maturity Conversion Price and 90% of the volume weighted average trading price of the Company’s common shares for the five trading days ended August 6, 2012 (Cdn$3.13) . Accordingly, 8,422,460 common shares were issued to Goldcorp on August 7, 2012 and the Company paid accrued interest of $1.9 million in cash on the same date.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30 2012
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

In accordance with IAS 39, Financial Instruments: Recognition and Measurement, the Note was considered to contain an embedded derivative relating to the conversion option which was set at a fixed exchange rate from US dollars to the Canadian-dollar denominated shares. The carrying amount of the debt, on initial recognition, was calculated as the difference between the proceeds of the convertible debt as a whole and the fair value of the embedded derivative. Subsequent to initial recognition, the derivative component was re-measured at fair value at each reporting date while the debt component was accreted to the face value of the Note using the effective interest rate through periodic charges to finance expense over the initial one-year term of the debt. Accretion relating to the Note for the three and nine months ended September 30, 2012 was $nil and $nil respectively (2011 - $0.7 million and $4.2 million).

(ii)

A promissory note in the principal amount of $50 million with an annual interest rate of 6% to DMSL, which DMSL subsequently assigned to a wholly-owned Luxembourg subsidiary of Goldcorp. The promissory note is repayable in four annual installments of $5 million, starting on December 31, 2011, with the balance of principal due on December 31, 2015. On January 3, 2012, the Company repaid the first $5 million annual installment plus accrued interest of $4.4 million. In addition to the annual installments, the Company is required to pay 50% of annual excess free cash flow (as defined in the promissory note) against the principal balance.

(iii)

A non-revolving term credit facility of $70 million from the Bank of Nova Scotia to partly pay $80.6 million of VAT due to the Mexican government on the acquisition of the San Dimas Mine. VAT is a refundable tax.

On July 4, 2011, the Company received a refund of the VAT. Interest on the refund and the strengthening of the Mexican peso against the US dollar since the August 2010 acquisition date increased the refund to $87.2 million. Concurrently with the receipt of the VAT from the Mexican government, the Company repaid all outstanding principal and interest on the $70 million non- revolving term credit facility with the Bank of Nova Scotia.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30 2012
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

9.	Share capital

(a)	Authorized share capital consists of unlimited common shares without par value and unlimited preferred shares, issuable in series with special rights and restrictions attached.

	2012	2011
Common shares issued and fully paid

At January 1	88,259,831	87,739,005
Issued during three month period (Note 9 (b))	-	41,666
At March 31	88,259,831	87,780,671
Issued during three month period (Note 9 (b))	-	469,160
At June 30	88,259,831	88,249,831
Issued during three month period (Note 9 (b))	8,422,460	-
At September 30	96,682,291	88,249,831

The following is a reconciliation of the basic and diluted weighted average number of common shares:

	Three months ended		Nine months ended
	September 30,		September 30,
	2012	2011	2012	2011

Weighted average number of common shares - basic	93,203,449	88,249,831	89,709,072	87,980,377
Potentially dilutive options	161,657	83,288	55,736	232,080
Weighted average number of common shares - diluted	93,365,106	88,333,119	89,764,808	88,212,457

(b)	Common shares issuance

(i)

During the three and nine months ended September 30, 2012, the Company issued 8,422,460 common shares to Goldcorp Inc. upon the conversion of the remaining $30 million of the Convertible Note (Note 8(i)).

(ii)

During the nine months ended September 30, 2011, the Company issued 492,076 common shares upon the exercise of common share purchase warrants and 18,750 common shares upon the exercise of stock options.

	(ii)	During the year ended December 31 2011, the Company issued 492,076 common shares upon the exercise of common share purchase warrants and 28,750 common shares upon the exercise of stock options.

(c)	Stock options

Under the Company’s stock option plan, the number of common shares that may be issued on the exercise of options granted under the plan is equal to 10% of the issued and outstanding shares of the Company at the time an option is granted (less any common shares reserved for issuance under other share compensation arrangements). The majority of options issued typically vest over two years; one third upon the date of grant, one third a year from the grant date, and one third two years from the grant date, however, this is at the discretion of the Board of Directors upon grant. All options are equity-settled and have a maximum term of five or ten years when granted. Vested options granted under the plan will generally expire 90 days after the date that the optionee ceases to be employed by, provide services to, or be a director or officer of, the Company, and any unvested options will terminate immediately.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30 2012
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

As at September 30, 2012, the following stock options were outstanding and exercisable:

	Outstanding			Exercisable
	Number		Remaining	Number		Remaining
	of options	Exercise	contractual	of options	Exercise	contractual
Expiry date	outstanding	price	life (years)	exercisable	price	life (years)
		Cdn$			Cdn$

July 29, 2013	125,000	4.20	0.8	125,000	4.20	0.8
July 9, 2014	10,000	2.70	1.5	10,000	2.70	1.5
August 6, 2015	4,609,490	6.00	2.8	4,609,490	6.00	2.8
August 25, 2015	2,355,000	5.26	2.9	2,355,000	5.26	2.9
November 12, 2015	460,000	6.43	3.1	306,665	6.43	3.1
March 7, 2016	58,333	3.99	3.4	58,333	3.99	3.4
November 8, 2016	300,000	3.47	4.1	-	-	-
March 31, 2017	75,000	2.60	4.5	-	-	-
July 9, 2019	275,000	2.70	6.5	275,000	2.70	6.5
	8,267,823	5.54	3.0	7,739,488	5.63	3.0

The following is a continuity schedule of the options outstanding for the period:

		Weighted
		average
	Number of	exercise
	options	price
		Cdn$
Outstanding at January 1, 2011	8,158,240	5.64
Exercised	(28,750)	2.74
Granted	475,000	3.66
Cancelled	(30,000)	5.26
Outstanding at December 31, 2011	8,574,490	5.54
Granted	75,000	2.60
Cancelled	(35,000)	4.20
Forfeited	(346,667)	5.21
Outstanding at September 30, 2012	8,267,823	5.54

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30 2012
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

The fair value of the options granted in 2012 and 2011 was calculated using the Black-Scholes option pricing model. For all grants, the assumed dividend yield and forfeiture rate were nil and 5%, respectively. Other conditions and assumptions were as follows:

		Average				Weighted
		expected				average
	Number of	life of options	Exercise	Risk free	Volatility	Black-Scholes
Issue date	options	(years)	price	interest rate	(i)	value assigned
			Cdn$	%	%	Cdn$
March 31, 2012	75,000	3.5	2.60	1.39	47	0.92
November 8, 2011	300,000	3.5	3.47	1.19	47	1.22
March 7, 2011	175,000	3.5	3.99	2.34	48	1.39

(i)	Volatility was determined based upon the average historic volatility of a number of comparable companies, calculated over the same period as the expected life of the option.

(d)	Warrants

As at September 30, 2012, the following share purchase warrants were outstanding:

		Exercise
Amount	Note	price	Expiry date
		Cdn$
20,800,000		8.00	July 20, 2015

The following is a continuity schedule of the warrants outstanding for the period:

		Weighted
		average
	Number of	exercise
	warrants	price
		Cdn$

Outstanding and exercisable at January 1, 2011	21,775,692	7.82
Exercised	(492,076)	1.92
Expired	(6,636)	2.00
Outstanding and exercisable at December 31, 2011	21,276,980	7.96
Expired	(476,980)	6.00
Outstanding and exercisable September 30, 2012	20,800,000	8.00

Where warrants were issued as part of a unit or subscription receipt comprised of common shares and warrants, the value assigned to the warrants was based on their relative fair value (as compared to the shares issued), determined using the Black-Scholes pricing model.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30 2012
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

(e)	Phantom share unit plan

On May 29, 2010, the Board of Directors approved the establishment of the Company’s Phantom Share Unit Plan (“PSUP”); this is a cash-settled plan and the exercise price of all PSU units (“units”) is $nil. The amount to be paid out in respect of units which vest under the plan is the volume weighted average price per share of the Company traded on the Toronto Stock Exchange over the last twenty trading days preceding the vesting date.

On May 28, 2012 the Company’s shareholders approved the establishment of the Directors PSU plan. A person holding Director PSUs is entitled to elect to receive, at vesting either (1) a cash amount equal to the volume weighted average trading price per common share over the five preceding trading days, or (2) the number of common shares equal to the number of Directors’ PSUs (subject to the total number of common shares issuable at any time under the Directors’ PSU Plan, combined with all other common shares issuable under any other equity compensation arrangements then in place, not exceeding 10% of the total number of issued and outstanding common shares of the Company). If no election is made, the Company will pay out such Directors’ PSUs in cash.

The following units were issued and outstanding as at September 30, 2012:

	Number of
	units
Date of issue	outstanding	Vesting date	Expiry date
August 6, 2010	1,528,076	August 6, 2013	December 31, 2013
February 27, 2011	95,666	February 27, 2013	December 31, 2013
February 27, 2011	95,667	February 27, 2014	December 31, 2014
May 19, 2011	36,748	May 19, 2013	December 31, 2013
May 19, 2011	36,749	May 19, 2014	December 31, 2014
November 8, 2011	33,333	November 8, 2012	December 31, 2012
November 8, 2011	33,333	November 8, 2013	December 31, 2013
November 8, 2011	33,334	November 8, 2014	December 31, 2014
March 31, 2012	792,610	March 31, 2013	December 31, 2013
March 31, 2012	792,610	March 31, 2014	December 31, 2014
March 31, 2012	792,610	March 31, 2015	December 31, 2015
March 31, 2012	38,461	December 1, 2012	December 31, 2012
March 31, 2012	38,461	December 1, 2013	December 31, 2013
March 31, 2012	38,462	December 1, 2014	December 31, 2014
May 25, 2012	31,410	May 25, 2013	December 31, 2013
May 25, 2012	31,410	May 25, 2014	December 31, 2014
May 25, 2012	31,411	May 25, 2015	December 31, 2015
August 3, 2012	3,008	August 3, 2013	December 31, 2013
August 3, 2012	3,009	August 3, 2014	December 31, 2014
August 3, 2012	3,009	August 3, 2015	December 31, 2015
Total	4,489,377

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30 2012
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

All of these units have been measured at the reporting date using their fair values. The total amount of expense recognized in the statement of operations during the three and nine months ended September 30, 2012 in relation to the PSUP was $6.8 million and $8.3 million respectively ( 2011 - $0.2 million and $1.2 million). None of these units were vested at September 30, 2012, but all remain outstanding.

The fair value of the units granted as at September 30, 2012 was calculated using the Black-Scholes option pricing model with an assumed dividend yield and forfeiture rate of nil and 0% respectively. Other conditions and assumptions were as follows:

	Number of		Exercise	Risk free	Volatility	Black-Scholes
Issue date	units	Term (years)	price	interest rate	(i)	value assigned
			Cdn$	%	%	Cdn$

August 6, 2010	1,528,076	0.8	0.00	1.07	51	5.14
February 27, 2011	191,333	0.4	0.00	1.07	54	5.14
May 19, 2011	73,497	0.6	0.00	1.07	50	5.14
November 8, 2011	100,000	1.1	0.00	1.07	54	5.14
March 31, 2012	2,493,214	1.5	0.00	1.07	56	5.14
May 25, 2012	94,231	1.6	0.00	1.07	55	5.14
August 3, 2012	9,026	1.8	0.00	1.07	54	5.14

(i)	Volatility was determined based upon the average historic volatility of Primero shares, calculated over the same period as the expected life of the unit.

10.	Supplementary cash flow information

Net changes in non-cash working capital comprise the following:

	Three months ended		Nine months ended
	September 30,		September 30,
	2012	2011	2012	2011
	$	$	$	$

Trade and other receivables	931	90,773	3,983	100,742
Taxes receivable	711	(1,511)	11,957	(10,506)
Prepaid expenses	(1,205)	(2,012)	(1,030)	(2,306)
Inventories	(892)	(561)	332	(919)
Trade and other payables	2,391	(13,337)	(1,578)	(16,552)
Taxes payable	(1,439)	4,711	636	4,189
	497	78,063	14,300	74,648

11.	Capital management

There have been no significant changes in the Company’s objectives, policies and processes for managing its capital, including items the Company regards as capital, during the three and nine months ended September 30, 2012. The Company manages its common shares, stock options, warrants and debt as capital. The Company’s objectives in managing capital are to safeguard its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders. To meet this objective, the Company ensures it has sufficient cash resources to pursue the exploration and development of its mining properties, and to fund potential acquisitions and future production in the San Dimas Mine. To support these objectives the Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and risk characteristics of its underlying assets. To maintain or adjust its capital structure, the Company may issue shares, issue debt, acquire or dispose of assets or adjust the amount of cash held. The Company does not currently pay out dividends.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30 2012
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments with maturities 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations. The Company is subject to a number of externally imposed capital requirements relating to its debt (Note 8). The requirements are both financial and operational in nature; the Company has complied with all such requirements during the period.

Pursuant to the terms of the promissory note and the convertible debt (Note 8), the Company is required to maintain the following financial covenants:

•	Tangible net worth as at the end of each fiscal quarter of at least $400 million, and
•	Commencing the quarter ended September 30, 2011, free cash flow of at least $10 million, calculated on a rolling four fiscal quarter basis.

Tangible net worth means equity less intangible assets. Free cash flow means cash flow from operating activities as reported in the consolidated statement of cash flows, less the aggregate of capital expenditures at the San Dimas Mine, principal and interest on the promissory note and convertible debt and up to $5 million per year on account of acquisition opportunities.

12.	Financial instruments

The Company’s financial instruments at September 30, 2012 consist of cash, trade and other receivables, the derivative asset, trade and other payables, and debt.

At September 30, 2012, the carrying amounts of cash, trade and other receivables, and trade and other payables are considered to be reasonable approximation of their fair values due to their short-term nature.

The fair value of the convertible note liability was determined on the date of issue using a discounted future cash-flow analysis (the Note matured in August 2012, hence at September 30, 2012 it had $nil value). The fair value of the promissory note upon initial recognition was considered to be its face value. The derivative asset is marked-to market each period.

Derivative instruments - Embedded derivatives

Financial instruments and non-financial contracts may contain embedded derivatives, which are required to be accounted for separately at fair value as derivatives when the risks and characteristics of the embedded derivatives are not closely related to those of their host contract and the host contract is not carried at fair value. The Company regularly assesses its financial instruments and non-financial contracts to ensure that any embedded derivatives are accounted for in accordance with its policy. There were no material embedded derivatives requiring separate accounting at September 30, 2012 or December 31, 2011, other than those discussed below.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30 2012
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

(i)	Derivative contracts on silver

On March 18, 2011, the Company entered into a series of monthly call option contracts to purchase 1,204,000 ounces of silver at $39 per ounce for a total cost of $2.2 million. These contracts were designed to partially mitigate the adverse tax consequences of the silver purchase agreement while at the same time exposing the Company to gains from a potential rise in silver prices (Note 6). The contracts covered approximately two-thirds of the monthly silver production sold to Silver Wheaton Caymans over the period April 1, 2011 to September 30, 2011. These contracts were sold or expired unexercised, realizing net losses of $0.7 millon and $0.3 million for the three and nine months ended September 30, 2011, respectively (2010 - $nil).

On September 15, 2011, the Company entered into another series of monthly call option contracts to purchase 1,489,400 ounces of silver at $49 per ounce for a total cost of $3.7 million. These contracts were designed to cover approximately 30% of the monthly silver production sold to Silver Wheaton Caymans over the period September 27, 2011 to September 26, 2012. These options were intended to offset the incremental income tax that would be payable by the Company if spot prices exceed the strike price (Note 6). The fair value of these contracts was $1.1 million at September 30, 2011, based on current and available market information. As such, an unrealized marked-to-market loss of $2.6 million was recognized on these contracts for the three and nine months ended September 30, 2011. In the three and nine months ended September 30, 2012, the Company recognized a loss on these contracts of $nil million and $0.2 million, respectively, comprising realized losses on expired contracts of $1.5 million and $3.4 million, respectively and unrealized marked-to-market gains of $1.5 million and $3.2 million, respectively.

On August 30, 2012, the Company entered into another series of monthly call option contracts to purchase 548,000 ounces of silver at $33 per ounce for a total cost of $0.5 million. These contracts were designed to cover approximately 30% of the monthly silver production sold to Silver Wheaton Caymans over the period August 30, 2012 to December 31, 2012. and were intended to offset the incremental income tax that would be payable by the Company if spot prices exceed the strike price (Note 6). As at September 30, 2012, the outstanding call options (which are accounted for as a derivative asset) had a fair value of $1.0 million, based on current available market information. In the three and nine months ended September 30, 2012, the Company recognized a realized marked-to-market gain of $0.1 million on the sale of the first tranche of options, and an unrealized marked-to-market gain of $0.6 million on the outstanding options.

(ii)	Convertible note and promissory note

The convertible note was considered to contain an embedded derivative liability which was re-measured at fair value each period during the initial one year term that expired on August 6, 2011, at which time the fair value of the derivative was $nil. During the three and nine months ended September 30, 2011 unrealized derivative gains of $nil and $2.6 million, respectively were recognized in relation to this derivative liability.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30 2012
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

The fair value of the convertible note liability was determined using a statistical model, which contained quoted prices and market-corroborated inputs. The fair value of the promissory note upon initial recognition was considered to be its face value.

13.	Related party transactions

During the three and nine months ended September 30, 2012, the Company had a convertible note and a promissory note outstanding to Goldcorp and a wholly-owned subsidiary of Goldcorp, respectively. On August 7, 2012, the Company issued 8,422,460 common shares to Goldcorp Inc. upon conversion of the remaining $30 million of the convertible note and paid $1.9 million of accrued interest in cash. As at September 30, 2012 Goldcorp owned 40.9% of the Company’s common shares. On October 10, 2012, Goldcorp sold these 8,422,460 shares and its ownership of Primero declined to 32.2% . Interest accrues on the promissory note and is recorded within trade and other payables. A payment of $5 million plus accrued interest of $4.4 million was paid under the terms of the Promissory note on January 3, 2012 (Note 8).

During the three and nine months ended September 30, 2012, $0.6 million and $2.2 million (2011 - $0.6 million and $2.9 million) were paid to DMSL for the purchase of equipment, equipment leasing fees and services received under a transition services agreement between the Company and DMSL. These amounts are considered to be at fair value. As at September 30, 2012, the Company had an amount payable of $2.2 million due to DMSL (December 31, 2011 - $2.9 million).

14.	Commitments and contingencies

(a)

An Ejido is a communal ownership of land recognized by the federal laws in Mexico. While mineral rights are administered by the federal government through federally issued mining concessions, an Ejido controls surface rights over communal property through a Board of Directors which is headed by a president. An Ejido may also allow individual members of the Ejido to obtain title to specific parcels of land and thus the right to rent or sell the land. Three of the properties included in the San Dimas Mine are subject to legal proceedings commenced by local Ejidos. None of the proceedings name the Company as a defendant; in all cases, the defendants are previous owners of the properties, either deceased individuals who, according to certain public deeds, owned the properties more than 80 years ago, corporate entities that are no longer in existence, or Goldcorp companies. In addition, the proceedings name the Tayoltita Property Public Registry as co-defendant. In all three proceedings, the local Ejido is seeking title to the property. In one case, which was commenced before the Company’s acquisition of the mine and was brought without the knowledge of DMSL, the court initially ruled in favour of the Ejido. Proceedings will be initiated in an attempt to annul this order on the basis that the initial proceeding was brought without the knowledge of DMSL and other legal arguments. With respect to the other properties, since Primero is not a party to the proceeding, the Company has been advised to allow the proceeding to conclude and, in the event that the decision is in favour of the Ejido, to seek an annulment on the basis that it is in possession of the property and is the legitimate owner. If these legal proceedings (or any subsequent challenges to them) are not decided in favour of the Company, then the San Dimas Mine could face higher operating costs associated with agreed or mandated payments that would be payable to the local Ejidos in respect of use of the properties. No provision has been made in in the consolidated financial statements in respect of these proceedings.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30 2012
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

On June 6, 2012 the Agrarian Unitarian Court ruled that an Ejido claim in respect of a fourth property in the San Dimas Mine was invalid and that the defendants (of which the Company was not one) comprehensively demonstrated their rights over this land.

(b)	As at September 30, 2012, the Company had entered into commitments to purchase plant and equipment totaling $3.0 million (2011 - $0.6 million).

(c)

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of management, any potential charges not yet accrued will not have a material effect on the consolidated financial statements of the Company.

15.	Subsequent events

APA ruling

As described in Note 6, on October 17, 2011 the Company’s Mexican subsidiary filed a formal application to the Mexican tax authorities for an advance ruling on the appropriate price for intercompany silver sales under the Internal SPA.

On October 4, 2012, the Company received a positive ruling from the Mexican tax authorities on its APA filing. The ruling confirms that the Company's Mexican subsidiary appropriately records revenue and taxes from sales under the silver purchase agreement at realized prices rather than spot prices effective from August 6, 2010.

Under Mexican tax law, an APA ruling is generally applicable for up to a five year period. For Primero this applies to the fiscal years 2010 to 2014. Assuming the Company continues to sell silver from its San Dimas Mine on the same terms and there are no changes in the application of Mexican tax laws relative to the APA ruling, the Company expects to pay taxes on realized prices for the life of the San Dimas Mine.